UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-             .)

OMA reports a 5.2% increase in passenger traffic for the month of August 2010

Monterrey, Mexico, September 9, 2010—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 5.2% in August 2010, as compared to August 2009. Domestic traffic increased 4.2%, and international traffic rose 11.7%.

Of total traffic, 97.0% was commercial aviation, and 3.0% was general aviation.
Domestic traffic increased at nine airports. Growth at the Monterrey, Chihuahua, Tampico, and San Luis Potosí airports was noteworthy. In Monterrey, traffic increased principally on the routes to Cancún and Mexico City. In Chihuahua, traffic grew principally on the routes to Guadalajara and Mexico City. Tampico and San Luis Potosí traffic grew principally on the routes to Monterrey. Traffic at the other four group airports decreased; the most affected was Torreón, with a reduction on the Mexico City route.

International traffic increased at six airports, with Monterrey and San Luis Potosí showing noteworthy increases. Monterrey benefited from increases in traffic to Houston, Atlanta, Miami, and Las Vegas. San Luis Potosí benefited from an increase in passenger traffic to Dallas. International traffic decreased most in Zacatecas, where the suspension of operations of Mexicana de Aviación affected the route to Chicago, and in Zihuatanejo, where there was a reduction in traffic to Los Angeles.

The total number of flight operations (takeoffs and landings) in the month increased 14.3% as compared to the same period in the prior year. Domestic flights rose 12.2%, and international flights rose 31.8%.

There were a number of events during the month related to the airlines Mexicana de Aviación, Click Mexicana, and Mexicana Link, which compose Grupo Mexicana. The negative effect on traffic resulting from the bankruptcy filing by Mexicana de Aviación on August 3 and the suspension of operations by all three airlines on August 28 was more than offset by the growth in traffic on other airlines and general aviation. Traffic carried by the airlines that compose Grupo Mexicana decreased by 64,853 passengers as compared to August 2009, while traffic carried by all other airlines increased 118,202.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 970 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: September 10, 2010